Exhibit 99.2

Table of Contents

# Maguire

## Supplemental Operating and Financial Data
## For the Quarter Ended

## December 31, 2005

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Table of Contents**

This supplemental package contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, you should exercise caution in interpreting and relying on these statements as they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect actual results, performance or achievements. These factors include, without limitation, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants' financial condition, the uncertainties of real estate development and acquisition activity, the ability to effectively integrate acquisitions, the costs and availability of financing, the effects of local economic and market conditions, regulatory and tax law changes and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

# Corporate Data

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Quarterly Highlights**

Maguire Properties, Inc. (the "Company"), a self-administered and self-managed real estate investment trust, is one of the largest owners, managers and developers of first-class office properties in the Los Angeles metropolitan area and has a significant presence in nine submarkets, located in Los Angeles County, Orange County, and San Diego County. The Company's predecessor was founded in 1965 and developed and managed over 30 million square feet of office properties nationally.

As of December 31, 2005, the Company owns approximately 25.0 million square feet, consisting of 22 properties with approximately 14.7 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 9.9 million square feet, plus surface parking, which in total accommodates over 32,000 vehicles. The Company also owns undeveloped land that it believes can support up to 7.3 million square feet of office, retail and residential uses and an additional 3.6 million square feet of structured parking.

This Supplemental Operating and Financial Data package supplements the information provided in our quarterly and annual reports filed with the Securities and Exchange Commission (SEC). Additional information about us and our properties is also available at our website www.maguireproperties.com.

**Acquisitions and Dispositions:**
We sold approximately seven acres of BOSA land at Park Place for approximately $40.0 million in December 2005.

On January 5, 2006, we closed on a new joint venture with Macquarie Office Trust to own, operate and acquire office properties located in Southern California. The new venture, Maguire-Macquarie Office will initially own six premier office properties located primarily in Southern California and Denver, Colorado featuring nearly 4 million square feet and an average portfolio occupancy of 94.0%.

- The aggregate gross asset value of the initial portfolio was $1.195 billion and the formation of the venture generated net proceeds to the Company of approximately $350 million. We repaid $50.0 million of our term loan and $83.0 million of our secured credit facility from these net proceeds. As a result of the repayment of debt and the contribution of certain properties to an unconsolidated joint venture, our pro forma debt to total market capitalization ratio at December 31, 2005 and debt plus preferred stock to total market capitalization ratio would be 58.1% and 63.6%, respectively.

- We retain a 20% ownership interest in the venture and will be responsible for all day to day operations of the properties. We will receive fees for asset management, property management, leasing, construction management, acquisitions, dispositions and financing. Additionally, we will be entitled to out performance distributions based on the results of the venture.

**Debt:**
In connection with the sale of the BOSA land at Park Place, we repaid the remaining $44.0 million of the Park Place bridge loan.

We repaid the note to Washington Mutual for $45.2 million executed concurrently with the purchase of the Washington Mutual Irvine Campus property, in November 2005.

We entered into a $125.0 million ten-year fixed rate forward financing commitment for a new interest-only loan at 5.83% secured by Glendale Center. The new loan is expected to close in June 2006.

**Development Activities:**
In the fourth quarter we continued site preparation at Park Place at 3161 Michelson, for an office building and two parking garages with a parking capacity of approximately 5,000 vehicles. Completion is targeted for the fourth quarter of 2006 for the parking garages and 2007 for the office building.

During the fourth quarter we continued pre-development activities at San Diego Tech Center, Lantana Media Campus and Mission City Corporate Center.

4

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

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**Investor Information**

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333 South Grand Avenue
Suite 400
Los Angeles, CA 90071
(213) 626-3300
(213) 687-4758 (fax)

**- Senior Management -**

| | | | |
|---|---|---|---|
| Robert F. Maguire III | Chairman of the Board and Chief Executive Officer | William H. Flaherty | Senior Vice President, Leasing and Marketing |
| Dallas E. Lucas | Executive Vice President and Chief Financial Officer | Robert P. Goodwin | Senior Vice President, Construction and Development |
| Mark T. Lammas | Senior Vice President, General Counsel and Secretary | Ted J. Bischak | Senior Vice President, Asset Management |
| Javier F. Bitar | Senior Vice President, Investment Officer | Peggy M. Moretti | Senior Vice President, Investor and Public Relations |

**- Corporate -**

Investor Relations Contact: Peggy M. Moretti (213) 626-3300
Please visit our corporate website at: www.maguireproperties.com

**- Equity Research Coverage -**

| | | |
|---|---|---|
| A.G. Edwards & Sons | David AuBuchon | (314) 955-5452 |
| Banc of America Securities | Ross Nussbaum | (212) 847-5677 |
| Deutsche Bank | Louis Taylor | (212) 250-4912 |
| Friedman Billings Ramsey | Wilkes J. Graham | (703) 312-9737 |
| Green Street Advisors | Jim Sullivan | (949) 640-8780 |
| Legg Mason | David Fick/John Guinee | (410) 454-5018 |
| Lehman Brothers | David Harris | (212) 526-1790 |
| Raymond James & Associates | Paul Puryear | (727) 567-3800 |
| RBC Capital Markets | Jay Leupp | (415) 633-8588 |
| Salomon Smith Barney | Jonathan Litt | (212) 816-0231 |
| Wachovia Securities | Christopher Haley | (443) 263-6773 |

**Transfer Agent**

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Continental Stock Transfer and Trust Company
17 Battery Place
8th Floor
New York, NY 10004
(212) 845-3215

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**Timing**

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Quarterly results for 2006 will be announced according to the following anticipated schedule:

| | |
|---|---|
| First Quarter 2006 | Early May |
| Second Quarter 2006 | Early August |
| Third Quarter 2006 | Early November |
| Fourth Quarter 2006 | Early February 2007 |

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Common Stock Data (NYSE: MPG)**

Maguire Properties' common stock is traded primarily on the New York Stock Exchange under the symbol: MPG. MPG's common stock had the following characteristics during the past five quarters (based on New York Stock Exchange prices):

| | 4th Quarter 2005 | | 3rd Quarter 2005 | | 2nd Quarter 2005 | | 1st Quarter 2005 | | 4th Quarter 2004 |
|---|---|---|---|---|---|---|---|---|---|
| High Price | $ | 32.43 | $ | 30.37 | $ | 28.39 | $ | 27.40 | $ | 27.96 |
| Low Price | $ | 27.33 | $ | 25.92 | $ | 23.07 | $ | 23.19 | $ | 23.35 |
| Closing Price | $ | 30.90 | $ | 30.05 | $ | 28.34 | $ | 23.88 | $ | 27.46 |
| Dividends per share - Annualized | $ | 1.60 | $ | 1.60 | $ | 1.60 | $ | 1.60 | $ | 1.60 |
| Closing Dividend Yield - Annualized | | 5.18% | | 5.32% | | 5.65% | | 6.70% | | 5.83% |
| Closing Common Shares and Limited Partnership Units Outstanding (in thousands) | | 53,808 | | 53,804 | | 53,791 | | 53,789 | | 53,787 |
| Closing Market Value of Common Shares and Limited Partnership Units Outstanding (in thousands) | $ | 1,662,680 | $ | 1,616,801 | $ | 1,524,439 | $ | 1,284,477 | $ | 1,476,978 |

**Dividends per Share**

| | 4th Quarter 2005 | | 3rd Quarter 2005 | | 2nd Quarter 2005 | | 1st Quarter 2005 | | 4th Quarter 2004 |
|---|---|---|---|---|---|---|---|---|---|
| **Common Stock** | | | | | | | | | |
| Amount | $ | 0.4000 | $ | 0.4000 | $ | 0.4000 | $ | 0.4000 | $ | 0.4000 |
| Declared | | December 15, 2005 | | September 20, 2005 | | June 21, 2005 | | March 17, 2005 | | December 20, 2004 |
| Record | | December 30, 2005 | | September 30, 2005 | | June 30, 2005 | | March 31, 2005 | | December 31, 2004 |
| Paid | | January 31, 2006 | | October 28, 2005 | | July 29, 2005 | | April 29, 2005 | | January 28, 2005 |
| | | | | | | | | | |
| **Preferred Stock** | | | | | | | | | |
| Amount | $ | 0.4766 | $ | 0.4766 | $ | 0.4766 | $ | 0.4766 | $ | 0.4766 |
| Declared | | December 15, 2005 | | September 20, 2005 | | June 21, 2005 | | March 17, 2005 | | December 20, 2004 |
| Record | | December 30, 2005 | | September 30, 2005 | | June 30, 2005 | | March 31, 2005 | | December 31, 2004 |
| Paid | | January 31, 2006 | | October 28, 2005 | | July 29, 2005 | | April 29, 2005 | | January 28, 2005 |

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

# Consolidated Financial Results

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Financial Highlights**
(unaudited and in thousands, except per share amounts)

| | Three Months Ended December 31, 2005 | Three Months Ended September 30, 2005 | Three Months Ended June 30, 2005 | Three Months Ended March 31, 2005 | Three Months Ended December 31, 2004 |
|---|---|---|---|---|---|
| **Income Items:** | | | | | |
| Revenue including discontinued operations (1) | $ 134,254 | $ 128,809 | $ 131,332 | $ 97,468 | $ 88,334 |
| Straight line rent including discontinued operations | $ 3,364 | $ 3,283 | $ 3,362 | $ 3,655 | $ 3,391 |
| Fair value lease revenue including discontinued operations (2) | $ 2,517 | $ 2,416 | $ 2,217 | $ 750 | $ 679 |
| Lease termination fees | $ 3,969 | $ 127 | $ 295 | $ 43 | $ 147 |
| Office property operating margin (3) | 65.5% | 65.5% | 66.1% | 66.4% | 66.1% |
| Net income (loss) available to common shareholders | $ (12,091) | $ (16,133) | $ (12,055) | $ (2,603) | $ 1,624 |
| Funds from operations (FFO) available to common shareholders (4) | $ 25,787 | $ 24,109 | $ 22,847 | $ 20,191 | $ 22,214 |
| FFO per common share - basic (4) | $ 0.59 | $ 0.55 | $ 0.53 | $ 0.47 | $ 0.52 |
| FFO per common share - diluted (4) | $ 0.58 | $ 0.55 | $ 0.53 | $ 0.47 | $ 0.52 |
| FFO per common share before loss from early extinguishment of debt - basic (4) | $ 0.59 | $ 0.55 | $ 0.55 | $ 0.49 | $ 0.53 |
| FFO per common share before loss from early extinguishment of debt - diluted (4) | $ 0.58 | $ 0.55 | $ 0.55 | $ 0.49 | $ 0.53 |
| Net income (loss) per common share - basic and diluted | $ (0.27) | $ (0.37) | $ (0.28) | $ (0.06) | $ 0.04 |
| Dividends declared per common share | $ 0.40 | $ 0.40 | $ 0.40 | $ 0.40 | $ 0.40 |
| Dividends declared per preferred share (5) | $ 0.48 | $ 0.48 | $ 0.48 | $ 0.48 | $ 0.48 |
| **Ratios:** | | | | | |
| Interest coverage ratio (6) | 1.77 | 1.75 | 1.73 | 2.13 | 2.75 |
| Interest coverage ratio before loss from early extinguishment of debt (7) | 1.77 | 1.75 | 1.76 | 2.18 | 2.79 |
| Fixed-charge coverage ratio (8) | 1.59 | 1.57 | 1.56 | 1.79 | 2.16 |
| Fixed-charge coverage ratio before loss from early extinguishment of debt (9) | 1.59 | 1.57 | 1.58 | 1.83 | 2.19 |
| FFO payout ratio (10) | 68.4% | 72.7% | 75.5% | 85.1% | 76.9% |
| AFFO payout ratio (11) | 134.9% | 149.1% | 131.5% | 128.1% | 128.5% |
| **Capitalization:** | | | | | |
| Total consolidated debt (12) | $ 3,353,234 | $ 3,345,201 | $ 3,334,730 | $ 3,371,330 | $ 1,760,250 |
| Preferred stock @ quarter end | $ 250,000 | $ 250,000 | $ 250,000 | $ 250,000 | $ 250,000 |
| Common stock price @ quarter end | $ 30.90 | $ 30.05 | $ 28.34 | $ 23.88 | $ 27.46 |
| Common equity value @ quarter end (13) | $ 1,662,683 | $ 1,616,801 | $ 1,524,439 | $ 1,284,477 | $ 1,476,978 |
| Total market capitalization | $ 5,265,917 | $ 5,212,002 | $ 5,109,169 | $ 4,905,807 | $ 3,487,228 |
| Debt / total market capitalization (14) | 63.7% | 64.2% | 65.3% | 68.7% | 50.5% |
| Debt plus preferred stock / total market capitalization (14) | 68.4% | 69.0% | 70.2% | 73.8% | 57.6% |

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(1)   Includes gross revenue from hotel operations of $6,527, $5,832, $5,763, $5,915 and $5,879 for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively.

(2)   Represents the net adjustment for above and below market leases, which are being amortized over the remaining term of the respective leases from the date of acquisition.

(3)   Calculated as follows: (rental, tenant reimbursement and parking revenues - rental property operating and maintenance expense, real estate taxes and parking expenses) / rental, tenant reimbursement and parking revenues, including discontinued operations.

(4)   For a definition and discussion of FFO, see page 40. For a quantitative reconciliation of the differences between FFO and net income, see page 11.

(5)   Preferred dividend declared for three months ended January 31, 2006, October 31, 2005, July 31, 2005, April 30, 2005 and January 31, 2005.

(6)   Calculated as earnings before interest, taxes and depreciation and amortization and preferred dividends, or EBITDA, of $80,723, $78,218, $78,442, $55,688, and $51,156, respectively, divided by cash interest expense of $45,604, $44,780, $45,381, $26,101, and $18,608, respectively. For a definition of cash interest expense, see page 15. For a discussion of EBITDA, see page 41. For a quantitative reconciliation of the differences between EBITDA and net income, see page 14.

(7)   Calculated as EBITDA before loss from early extinguishment of debt, of $80,842, $78,218, $79,556, $56,896, and $51,947, respectively divided by cash interest expense of $45,604, $44,780, $45,381, $26,101, and $18,608, respectively.

(8)   Calculated as EBITDA of $80,723, $78,218, $78,442, $55,688, and $51,156, respectively divided by fixed charges of $50,689, $49,858, $50,452, $31,165, and $23,681. For a definition of fixed charges, see page 15.

(9)   Calculated as EBITDA before loss from early extinguishment of debt of $80,842, $78,218, $79,556, $56,896, and $51,947, respectively divided by fixed charges of $50,689, $49,858, $50,452, $31,165, and $23,681.

(10)   Calculated as dividend declared per common share divided by FFO per common share - diluted.

(11)   Calculated as common stock dividends and distributions declared of $21,523, $21,521, $21,516, $21,516 and $21,515, respectively divided by AFFO of $15,953, $14,430, $16,360, $16,792, and $16,748 respectively. For a definition of AFFO, see page 41. For a quantitative reconciliation of the differences between AFFO and FFO, see page 12. We expect our adjusted funds from operations, or AFFO, to increase after 2005 as a result of internal revenue growth from future expected occupancy gains, the sale of non-income producing or non-strategic properties and a declining lease rollover percentage compared to prior years. Therefore, we currently believe that beginning in 2006 our AFFO will be sufficient to cover our annual dividend payments.

(12)   Excludes the Washington Mutual Irvine Campus note of $45.2 million, which was paid in November 2005.

(13)   Assuming 100% conversion of the limited partnership units in the operating partnership into shares of our common stock.

(14)   As a result of the joint venture with Macquarie Office Trust, the pro forma debt/total market capitalization ratio and debt plus preferred stock/total market capitalization ratio at December 31, 2005 would be 58.1% and 63.6%, respectively. For a definition of debt, preferred stock and total market capitalization, see page 15.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Consolidated Balance Sheets**
(in thousands)

| | December 31, 2005 | September 30, 2005 | June 30, 2005 | March 31, 2005 | December 31, 2004 |
|---|---|---|---|---|---|
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| **Assets** | | | | | |
| Investments in real estate | $ 3,897,893 | $ 3,901,528 | $ 3,885,973 | $ 3,636,549 | $ 2,419,743 |
| Less: accumulated depreciation and amortization | (309,270) | (277,952) | (245,234) | (217,308) | (199,078) |
| | 3,588,623 | 3,623,576 | 3,640,739 | 3,419,241 | 2,220,665 |
| Assets associated with discontinued operations | - | - | - | 186,577 | - |
| | 3,588,623 | 3,623,576 | 3,640,739 | 3,605,818 | 2,220,665 |
| Cash and cash equivalents including restricted cash | 114,054 | 155,868 | 166,697 | 223,026 | 135,618 |
| Rents, deferred rents and other receivables | 55,997 | 48,726 | 46,055 | 40,568 | 36,685 |
| Deferred charges, net | 241,887 | 253,344 | 261,970 | 290,545 | 168,354 |
| Other assets | 68,630 | 63,053 | 66,093 | 61,000 | 42,572 |
| **Total assets** | $ 4,069,191 | $ 4,144,567 | $ 4,181,554 | $ 4,220,957 | $ 2,603,894 |
| **Liabilities, minority interests and stockholders' equity** | | | | | |
| Loans payable | $ 3,353,234 | $ 3,390,401 | $ 3,379,930 | $ 3,270,930 | $ 1,805,450 |
| Obligations associated with discontinued operations | - | - | - | 150,392 | - |
| Dividends and distributions payable | 24,701 | 24,699 | 24,694 | 24,693 | 24,692 |
| Accounts payable, accrued interest payable and other liabilities | 114,965 | 119,744 | 121,326 | 91,609 | 82,738 |
| Acquired lease obligations, net | 99,584 | 104,749 | 116,201 | 96,525 | 81,449 |
| **Total liabilities** | 3,592,484 | 3,639,593 | 3,642,151 | 3,634,149 | 1,994,329 |
| Minority interests | 40,070 | 47,329 | 53,332 | 67,282 | 72,198 |
| **Stockholders' equity** | | | | | |
| Common and preferred stock and additional paid in capital | 666,182 | 659,322 | 659,309 | 654,115 | 653,632 |
| Accumulated deficit and dividends | (233,481) | (202,658) | (168,684) | (138,968) | (119,033) |
| Unearned and accrued stock compensation, net | (1,196) | (3,117) | (3,968) | (4,723) | (5,184) |
| Accumulated other comprehensive (loss) income, net | 5,132 | 4,098 | (586) | 9,102 | 7,952 |
| **Total stockholders' equity** | 436,637 | 457,645 | 486,071 | 519,526 | 537,367 |
| **Total liabilities, minority interests and stockholders' equity** | $ 4,069,191 | $ 4,144,567 | $ 4,181,554 | $ 4,220,957 | $ 2,603,894 |

9

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Consolidated Statements of Operations (1)**
(in thousands, except for per share amounts)
(unaudited)

| | Three Months Ended December 31, 2005 | | Three Months Ended September 30, 2005 | | Three Months Ended June 30, 2005 | | Three Months Ended March 31, 2005 | | Three Months Ended December 31, 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue:** | | | | | | | | | | |
| Rental | $ | 80,220 | $ | 80,396 | $ | 79,435 | $ | 58,525 | $ | 51,888 |
| Tenant reimbursements | | 30,298 | | 28,569 | | 28,669 | | 21,665 | | 20,254 |
| Hotel operations | | 6,527 | | 5,832 | | 5,763 | | 5,915 | | 5,879 |
| Parking | | 11,643 | | 12,003 | | 11,417 | | 9,640 | | 9,047 |
| Management, leasing and development services to affiliates | | 563 | | 1,147 | | 1,001 | | 261 | | 357 |
| Interest and other | | 5,003 | | 862 | | 1,137 | | 716 | | 909 |
| Total revenue | | 134,254 | | 128,809 | | 127,422 | | 96,722 | | 88,334 |
| **Expenses:** | | | | | | | | | | |
| Rental property operating and maintenance | | 26,598 | | 28,069 | | 25,865 | | 19,383 | | 17,972 |
| Hotel operating and maintenance | | 4,247 | | 3,827 | | 3,821 | | 3,844 | | 3,893 |
| Real estate taxes | | 12,308 | | 10,702 | | 11,207 | | 8,113 | | 6,917 |
| Parking expenses | | 3,208 | | 2,971 | | 3,140 | | 2,647 | | 2,603 |
| General and administrative and other | | 6,385 | | 4,356 | | 5,293 | | 5,658 | | 4,336 |
| Ground lease | | 666 | | 666 | | 666 | | 666 | | 666 |
| Depreciation and amortization | | 46,075 | | 49,123 | | 43,254 | | 28,426 | | 25,734 |
| Interest | | 44,558 | | 43,982 | | 43,373 | | 25,371 | | 18,633 |
| Loss from early extinguishment of debt | | 119 | | - | | 442 | | 1,208 | | 791 |
| Total expenses | | 144,164 | | 143,696 | | 137,061 | | 95,316 | | 81,545 |
| (Loss) income from continuing operations before minority interests | | (9,910) | | (14,887) | | (9,639) | | 1,406 | | 6,789 |
| Minority interests attributable to continuing operations | | 2,585 | | 3,520 | | 2,755 | | 656 | | (399) |
| (Loss) income from continuing operations | | (7,325) | | (11,367) | | (6,884) | | 2,062 | | 6,390 |
| Income (loss) from discontinued operations | | - | | - | | (500) | | 125 | | - |
| Minority interests attributable to discontinued operations | | - | | - | | 95 | | (24) | | - |
| **Net (loss) income** | | (7,325) | | (11,367) | | (7,289) | | 2,163 | | 6,390 |
| Preferred stock dividends | | (4,766) | | (4,766) | | (4,766) | | (4,766) | | (4,766) |
| **Net (loss) income allocable to common shareholders** | $ | (12,091) | $ | (16,133) | $ | (12,055) | $ | (2,603) | $ | 1,624 |
| **Net (loss) income per common share - basic and diluted** | $ | (0.27) | $ | (0.37) | $ | (0.28) | $ | (0.06) | $ | 0.04 |
| **Weighted-average shares outstanding - basic** | | 44,066,753 | | 43,901,117 | | 43,146,500 | | 42,924,061 | | 42,828,004 |
| **Weighted-average shares outstanding - diluted** | | 44,066,753 | | 43,901,117 | | 43,146,500 | | 42,924,061 | | 43,069,428 |
| **Weighted-average diluted shares and units** | | 53,856,915 | | 53,538,625 | | 53,434,447 | | 53,427,803 | | 53,669,201 |

_____
(1)    Certain prior period amounts have been reclassified to conform to the current period presentation.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Funds from Operations (1)**
(in thousands, except for per share amounts)
(unaudited)

| | Three Months Ended December 31, 2005 | | Three Months Ended September 30, 2005 | | Three Months Ended June 30, 2005 | | Three Months Ended March 31, 2005 | | Three Months Ended December 31, 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Reconciliation of net income (loss) to funds from operations:** | | | | | | | | | | |
| Net income (loss) available to common shareholders | $ | (12,091) | $ | (16,133) | $ | (12,055) | $ | (2,603) | $ | 1,624 |
| Adjustments: | | | | | | | | | | |
| Minority interests | | (2,585) | | (3,520) | | (2,850) | | (632) | | 399 |
| Real estate depreciation and amortization | | 45,976 | | 49,024 | | 43,155 | | 28,326 | | 25,643 |
| Funds from operations available to common shareholders | | | | | | | | | | |
| and unit holders (FFO) | $ | 31,300 | $ | 29,371 | $ | 28,250 | $ | 25,091 | $ | 27,666 |
| Company share of FFO (2) | $ | 25,787 | $ | 24,109 | $ | 22,847 | $ | 20,191 | $ | 22,214 |
| | | | | | | | | | | |
| FFO per share - basic | $ | 0.59 | $ | 0.55 | $ | 0.53 | $ | 0.47 | $ | 0.52 |
| FFO per share - diluted | $ | 0.58 | $ | 0.55 | $ | 0.53 | $ | 0.47 | $ | 0.52 |
| | | | | | | | | | | |
| Weighted-average shares outstanding - basic | | 44,066,753 | | 43,901,117 | | 43,146,500 | | 42,924,061 | | 42,828,004 |
| Weighted-average shares outstanding - diluted | | 44,380,207 | | 44,183,460 | | 43,336,808 | | 43,162,860 | | 43,069,428 |
| | | | | | | | | | | |
| **Reconciliation of FFO to FFO before loss from early** | | | | | | | | | | |
| **extinguishment of debt:** | | | | | | | | | | |
| FFO available to common shareholders and unit holders (FFO) | $ | 31,300 | $ | 29,371 | $ | 28,250 | $ | 25,091 | $ | 27,666 |
| Add: loss from early extinguishment of debt | | 119 | | - | | 442 | | 1,208 | | 791 |
| Add: loss from early extinguishment of debt (discontinued operations) | | - | | - | | 672 | | - | | - |
| FFO before loss from early extinguishment of debt | $ | 31,419 | $ | 29,371 | $ | 29,364 | $ | 26,299 | $ | 28,457 |
| | | | | | | | | | | |
| Company share of FFO before loss from early extinguishment | | | | | | | | | | |
| of debt (2) | $ | 25,885 | $ | 24,109 | $ | 23,748 | $ | 21,163 | $ | 22,849 |
| | | | | | | | | | | |
| FFO per share before loss from early extinguishment of | | | | | | | | | | |
| debt - basic | $ | 0.59 | $ | 0.55 | $ | 0.55 | $ | 0.49 | $ | 0.53 |
| debt - diluted | $ | 0.58 | $ | 0.55 | $ | 0.55 | $ | 0.49 | $ | 0.53 |

_____

(1)     For the definition and discussion of FFO, see page 40.

(2)     Based on a weighted average interest in our operating partnership of 82.4%, 82.1%, 80.9%, 80.5%, and 80.3% for the three months ended December 31, 2005, June 30, 2005, March 31, 2005, and December 31, 2004 respectively.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Adjusted Funds from Operations(1)**
(unaudited and in thousands)

| | Three Months Ended December 31, 2005 | | Three Months Ended September 30, 2005 | | Three Months Ended June 30, 2005 | | Three Months Ended March 31, 2005 | | Three Months Ended December 31, 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **FFO** | $ | 31,300 | $ | 29,371 | $ | 28,250 | $ | 25,091 | $ | 27,666 |
| Non-real estate depreciation | | 99 | | 99 | | 99 | | 99 | | 91 |
| Amortization of deferred financing costs | | 1,325 | | 1,268 | | 1,613 | | 1,101 | | 978 |
| Accretion of interest rate swap sold | | (953) | | (953) | | (953) | | (953) | | (953) |
| Non-cash stock compensation | | 1,009 | | 965 | | 1,028 | | 583 | | 508 |
| Loss from early extinguishment of debt | | 119 | | - | | 1,114 | | 1,208 | | 791 |
| Straight line rents | | (3,364) | | (3,283) | | (3,362) | | (3,655) | | (3,391) |
| Fair value lease revenue | | (2,517) | | (2,416) | | (2,217) | | (750) | | (679) |
| Capitalized payments (2) | | (3,551) | | (3,052) | | (1,440) | | (1,593) | | (559) |
| Non-recoverable capital expenditures (3) | | (1,166) | | (989) | | (419) | | (307) | | (589) |
| Recoverable capital expenditures | | (592) | | (353) | | (400) | | (707) | | (336) |
| Hotel improvements, equipment upgrades and replacements (4) | | (12) | | (188) | | (98) | | (15) | | - |
| 2nd generation tenant improvements and leasing commissions (5), (6), (7) | | (5,744) | | (6,039) | | (6,855) | | (3,310) | | (6,779) |
| **Adjusted funds from operations (AFFO)** | $ | 15,953 | $ | 14,430 | $ | 16,360 | $ | 16,792 | $ | 16,748 |

---

(1) For the definition and computation method of AFFO, see page 41. For a quantitative reconciliation of the differences between AFFO and cash flow from operating activities, see page 13.

(2) Includes capital lease principal payments, capitalized leasing and development payroll, and capitalized interest.

(3) Excludes $2.2 million of renovation costs at Lantana Media Campus.

(4) Excludes $0.3 million, $1.8 million, $0.9 million, $0.5 million and $3.3 million of expenditures for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively, related to the renovation of the hotel. See page 37.

(5) Excludes 2nd generation tenant improvements and leasing commissions of $0.5 million, $0.1 million, $0.0 million, $0.2 million and $0.8 million for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our initial public offering. As of December 31, 2005, $2.3 million of this reserve remains.

(6) Excludes 1st generation tenant improvements and leasing commissions of $5.6 million, $2.4 million, $1.1 million, $0.9 million and $1.0 million for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively.

(7) Excludes tenant improvements and leasing commissions of $4.1 million, $7.0 million and $3.2 million for the three months ended December 31, 2005, September 30, 2005 and June 30, 2005, respectively, related to leasing costs fully reserved ($37.3 million) at the closing of the CommonWealth Portfolio and San Diego Tech Center acquisitions. As of December 31, 2005, $23.0 million of this reserve remains.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Reconciliation of**
**Earnings Before Interest, Taxes and Depreciation and Amortization** [1]
**and Adjusted Funds From Operations** [2]
(unaudited and in thousands)

| | Three Months Ended December 31, 2005 | | Three Months Ended September 30, 2005 | | Three Months Ended June 30, 2005 | | Three Months Ended March 31, 2005 | | Three Months Ended December 31, 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Reconciliation of net income to earnings before interest, taxes and depreciation and amortization (EBITDA):** | | | | | | | | | | |
| **Net Income** | $ | (7,325) | $ | (11,367) | $ | (7,289) | $ | 2,163 | $ | 6,390 |
| Add: Minority interests | | (2,585) | | (3,520) | | (2,850) | | (632) | | 399 |
| Interest expense | | 44,558 | | 43,982 | | 43,373 | | 25,371 | | 18,633 |
| Interest expense included in discontinued operations | | - | | - | | 1,954 | | 360 | | - |
| Depreciation and amortization | | 46,075 | | 49,123 | | 43,254 | | 28,426 | | 25,734 |
| **EBITDA** | $ | **80,723** | $ | **78,218** | $ | **78,442** | $ | **55,688** | $ | **51,156** |
| | | | | | | | | | | |
| **EBITDA** | $ | 80,723 | $ | 78,218 | $ | 78,442 | $ | 55,688 | $ | 51,156 |
| Add: loss from early extinguishment of debt | | 119 | | - | | 442 | | 1,208 | | 791 |
| Add: loss from early extinguishment of debt included in discontinued operations | | - | | - | | 672 | | - | | - |
| **EBITDA before loss from early extinguishment of debt** | $ | **80,842** | $ | **78,218** | $ | **79,556** | $ | **56,896** | $ | **51,947** |

_____

(1)  For the definition and discussion of EBITDA, see page 41.

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Reconciliation of cash flows from operating activities to adjusted funds from operations (AFFO):** | | | | | | | | | | |
| **Cash flows from operating activities** | $ | 17,674 | $ | 19,993 | $ | 44,248 | $ | 22,902 | $ | 25,923 |
| Changes in other assets and liabilities | | 5,793 | | 2,006 | | (20,116) | | (1,771) | | (1,471) |
| Non-recoverable capital expenditures | | (1,166) | | (989) | | (419) | | (307) | | (589) |
| Recoverable capital expenditures | | (592) | | (353) | | (400) | | (707) | | (336) |
| Hotel improvements, equipment upgrades and replacements (3) | | (12) | | (188) | | (98) | | (15) | | - |
| 2nd generation tenant improvements and leasing commissions (4), (5), (6) | | (5,744) | | (6,039) | | (6,855) | | (3,310) | | (6,779) |
| **AFFO** | $ | **15,953** | $ | **14,430** | $ | **16,360** | $ | **16,792** | $ | **16,748** |

_____

(2)  For the definition and discussion of AFFO, see page 41.

(3)  Excludes $0.3 million, $1.8 million, $0.9 million, $0.5 million and $3.3 million of expenditures for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively, related to the renovation of the hotel. See page 37.

(4)  Excludes 2nd generation tenant improvements and leasing commissions of $0.5 million, $0.1 million, $0.0 million, $0.2 million and $0.8 million for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our initial public offering. As of December 31, 2005, $2.3 million of this reserve remains.

(5)  Excludes 1st generation tenant improvements and leasing commissions of $5.6 million, $2.4 million, $1.1 million, $0.9 million and $1.0 million for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively.

(6)  Excludes tenant improvements and leasing commissions of $4.1 million, $7.0 million and $3.2 million for the three months ended December 31, 2005, September 30, 2005 and June 30, 2005, respectively, related to leasing costs fully reserved ($37.3 million) at the closing of the CommonWealth Portfolio and San Diego Tech Center acquisitions. As of December 31, 2005, $23.0 million of this reserve remains.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Capital Structure**

**Consolidated Debt**
**(in thousands)**

| | Aggregate Principal December 31, 2005 |
|---|---|
| Mortgage and Other Secured Loans Payable | $ 3,270,234 |
| Secured Credit Facility | 83,000 (1) |
| | |
| **Total Debt** | **$ 3,353,234** |

**Equity**
(in thousands)

| | Shares Outstanding | Total Liquidation Preference |
|---|---|---|
| **Preferred Stock** | 10,000 | **250,000** |

| | Shares & Units Outstanding | Market Value (2) |
|---|---|---|
| Common Stock | 45,815 | $ 1,415,675 |
| Operating Partnership Units | 7,994 | 247,008 |
| **Total Common Equity** | **53,809** | **$ 1,662,683** |
| | | |
| **Total Market Capitalization** | | **$ 5,265,917** |

(1)    Outstanding balance was paid off as of January 10, 2006.
(2)    Value based on the New York Stock Exchange closing price of $30.90 on December 31, 2005.

14

**Maguire Properties, Inc.**
**Fourth Quarter 2005**
**Debt Summary**

| | Outstanding Debt (in thousands) | | | |
|---|---|---|---|---|
| | **Maturity Date** | **Principal Balance as of December 31, 2005** | **Percentage of Debt** | **Interest Rate as of December 31, 2005 (1)** |
| **Floating Rate Debt** | | | | |
| Term Loan | March 15, 2010 | $ 415,000 (9) | 12.38% | 6.14% |
| Gas Company Tower & 808 South Olive | | **280,000** | **8.36%** | **5.94%** |
| Senior Mezzanine | July 7, 2008 (2) | 30,000 | 0.89% | 10.06% |
| Mortgage and Junior Mezzanine | July 6, 2007 (2), (3) | 250,000 | 7.47% | 5.45% |
| Wateridge Plaza | April 9, 2007 (4), (5) | 62,880 | 1.88% | 6.14% |
| 777 Tower | September 10, 2009 (6) | 40,000 | 1.19% | 5.29% |
| Secured Credit Facility | March 15, 2009 | 83,000 (9) | 2.48% | 6.14% |
| **Total Unhedged Floating Rate Debt** | | **880,880** | **26.28%** (9) | **6.04%** |
| | | | | |
| **Fixed Rate Debt** | | | | |
| Wells Fargo Center (Denver, CO) | April 6, 2015 | 276,000 | 8.23% | 5.26% |
| Pacific Arts Plaza | April 1, 2012 | 270,000 | 8.05% | 5.15% |
| US Bank Tower | July 1, 2013 | 260,000 | 7.75% | 4.66% |
| Wells Fargo Tower (Los Angeles, CA) | July 1, 2010 | 250,000 | 7.46% | 4.68% |
| KPMG Tower | November 1, 2011 | 210,000 | 6.26% | 5.14% |
| Park Place | November 1, 2014 | 170,000 | 5.07% | 5.64% |
| One California Plaza | December 1, 2010 | 146,250 | 4.36% | 4.73% |
| San Diego Tech Center | April 11, 2015 | 133,000 | 3.97% | 5.70% |
| 777 Tower | September 10, 2009 (6) | 114,504 (7) | 3.41% | 4.81% |
| Washington Mutual Irvine Campus | December 11, 2011 | 106,000 | 3.16% | 5.07% |
| Regents Square I & II | April 1, 2012 | 103,600 | 3.09% | 5.13% |
| Park Place | March 12, 2012 | 100,000 | 2.98% | 5.39% |
| Lantana Media Campus | January 6, 2010 | 98,000 | 2.92% | 4.94% |
| Glendale Center | November 1, 2013 (8) | 80,000 | 2.39% | 5.73% |
| 801 North Brand | April 6, 2015 | 75,540 | 2.25% | 5.73% |
| Mission City Corporate Center | April 1, 2012 | 52,000 | 1.55% | 5.09% |
| 700 North Central | April 6, 2015 | 27,460 | 0.82% | 5.73% |
| **Total Fixed Rate Debt** | | **2,472,354** | **73.73%** | **5.12%** |
| | | | | |
| **Total Consolidated Debt** | | **$ 3,353,234** (9) | **100.00%** | **5.36%** |

| | Credit Facility (in thousands) | | |
|---|---|---|---|
| | **Maximum Available** | **Currently Available** | **Drawn** |
| Secured Line of Credit as of December 31, 2005 | $ 100,000 | $ 17,000 | $ 83,000 (9) |

(1) To calculate the variable interest rates, the one-month LIBOR rate of 4.39% at December 31, 2005 was used.
(2) Maturity accelerated to 2007 if the $250 million Gas Company Tower & 808 South Olive mortgage and junior mezzanine debt is not extended to 2008. The company has obtained a commitment to refinance this debt in August 2006 with a new $458 million, 10-year fixed rate, interest-only loan at 5.35% including the estimated cost of the forward commitment.
(3) A one-year extension available at our option.
(4) A two-year extension available at our option.
(5) Includes $15.0 million of mezzanine debt.
(6) The company obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed rate, interest-only loan at 5.84%.
(7) Net of loan discount.
(8) The company has obtained a commitment to refinance this debt in June 2006 with a new $125 million, 10-year fixed rate, interest-only loan at 5.83%, including the cost of the forward commitment.
(9) Upon the January 5, 2006 closing of the joint venture with Macquarie Office Trust, consolidated debt will decrease to $2,653,984 as a result of the following transactions. The company repaid the secured credit facility balance of $83.0 million and $50.0 million of the Term Loan with the closing proceeds. As a result of contributing Wells Fargo Center - Denver ($276.0 million), San Diego Tech Center ($133.0 million), One California Plaza ($146.3 million) and Washington Mutual Irvine Campus ($106.0 million) to the joint venture, the loan amounts for these properties will be deconsolidated. The company's share of this debt is now 20%, or $132.3 million, which is not included in the consolidated debt balance. In addition, upon closing of the joint venture, a ten-year, $95.0 million mortgage loan (fixed interest rate of 5.54%) was taken out on Cerritos, a joint venture property. This loan will be included in the company's consolidated debt balance because the company is the guarantor on the loan through January 4, 2009.

| Financial Ratios | |
|---|---|
| Interest coverage (a) | **1.77** |
| Interest coverage before loss from early extinguishment of debt (b) | **1.77** |
| Fixed-charge coverage (c) | **1.59** |
| Fixed-charge coverage before loss from early extinguishment of debt (d) | **1.59** |
| Debt to total market capitalization at quarter-end (e) (g) | **63.7%** |
| Debt plus preferred stock to total market capitalization at quarter-end (f) (g) | **68.4%** |

(a)  EBITDA divided by cash interest expense. Cash interest expense relates to indebtedness, capitalized interest and capital leases less amortized deferred financing fees and amortization of the gain on sold interest rate swaps.

(b)  EBITDA before loss on early extinguishment of debt divided by cash interest expense.

(c)  Same as (a) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(d)  Same as (b) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(e)  Mortgage debt and other loans divided by mortgage debt and other loans plus the liquidation preference of preferred stock and the market value of outstanding common stock and operating partnership units, assuming the conversion of operating partnership units into shares of our common stock.

(f)  Same as (e) except numerator includes preferred stock.

(g)  Including the effect of the closing of the joint venture with Macquarie Office Trust on January 5, 2006, the pro forma debt to total market capitalization ratio and debt plus preferred stock to total market capitalization ratio at December 31, 2005 would be 58.1% and 63.6%, respectively.

_____

**Note: After the Gas Company Tower, 777 Tower and Glendale Center loan refinancings described in notes (2), (6) and (8), the joint venture transaction described in note (9) and the expected repayments of the term loan with the net proceeds of these financings, the fixed rate and floating rate debt percentage of total debt would be 98% and 2%, respectively.**

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Pro Forma Debt Maturities (1)**
(in thousands)

| Property | 2006 | 2007 | 2008 | 2009 | 2010 | Thereafter | Total | Pro Forma Adjustments (6) | Total |
|---|---|---|---|---|---|---|---|---|---|
| Term Loan | $ - | $ - | $ - | $ - | 415,000 | $ - | $ 415,000 | $ (50,000) | $ 365,000 |
| Wells Fargo Center (Denver, CO) | - | - | - | - | - | 276,000 | 276,000 | (276,000) | - |
| Gas Company Tower (1), (2) | - | - | 280,000 | - | - | - | 280,000 | - | 280,000 |
| Pacific Arts Plaza | - | - | - | - | - | 270,000 | 270,000 | - | 270,000 |
| US Bank Tower | - | - | - | - | - | 260,000 | 260,000 | - | 260,000 |
| Wells Fargo Tower (Los Angeles, CA) (3) | 1,513 | 3,828 | 3,982 | 4,206 | 236,471 | - | 250,000 | - | 250,000 |
| KPMG Tower (3) | - | - | - | 246 | 3,034 | 206,720 | 210,000 | - | 210,000 |
| Park Place | - | - | - | - | - | 170,000 | 170,000 | - | 170,000 |
| 777 Tower (4) | - | - | - | 154,504 | - | - | 154,504 | - | 154,504 |
| One California Plaza (3) | - | 239 | 2,825 | 2,984 | 140,202 | - | 146,250 | (146,250) | - |
| San Diego Tech Center | - | - | - | - | - | 133,000 | 133,000 | (133,000) | - |
| Washington Mutual Irvine Campus | - | - | - | - | - | 106,000 | 106,000 | (106,000) | - |
| Regents Square I & II | - | - | - | - | - | 103,600 | 103,600 | - | 103,600 |
| Park Place | - | - | - | - | - | 100,000 | 100,000 | - | 100,000 |
| Lantana Media Campus | - | - | - | - | 98,000 | - | 98,000 | - | 98,000 |
| Cerritos | - | - | - | - | - | - | - | 95,000 | 95,000 |
| Glendale Center (5) | - | - | - | - | - | 80,000 | 80,000 | - | 80,000 |
| 801 North Brand | - | - | - | - | - | 75,540 | 75,540 | - | 75,540 |
| Wateridge Plaza | - | 62,880 | - | - | - | - | 62,880 | - | 62,880 |
| Mission City Corporate Center | - | - | - | - | - | 52,000 | 52,000 | - | 52,000 |
| 700 North Central | - | - | - | - | - | 27,460 | 27,460 | - | 27,460 |
| Secured Credit Facility | - | - | - | 83,000 | - | - | 83,000 | (83,000) | - |
| **Total** | $ 1,513 | $ 66,947 | $ 286,807 | $ 244,940 | $ 892,707 | $ 1,860,320 | $ 3,353,234 | $ (699,250) | $ 2,653,984 |
| | | | | | | | | | |
| **Weighted Average Rate** | 4.68% | 6.05% | 5.91% | 5.34% | 5.40% | 5.24% | 5.36% | 0.00% | 5.44% |

_____

(1)     Assumes exercise of extension option.

(2)     The company has obtained a commitment to refinance this debt in August 2006 with a new $458 million, 10-year fixed rate, interest-only loan at 5.35%, including the cost of the forward commitment.

(3)     Includes scheduled annual principal debt payments

(4)     The company has obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed rate, interest-only loan at 5.84%.

(5)     The company has obtained a commitment to refinance this debt in June 2006 with a new $125 million, 10-year fixed rate, interest-only loan at 5.83%, including the cost of the forward commitment.

(6)     Upon the January 5, 2006 closing of the joint venture with Macquarie Office Trust, consolidated debt will decrease to $2,653,984 as a result of the following transactions. The company repaid the secured credit facility balance of $83.0 million and $50.0 million of the Term Loan with the closing proceeds. As a result of contributing Wells Fargo Center - Denver ($276.0 million), San Diego Tech Center ($133.0 million), One California Plaza ($146.3 million) and Washington Mutual Irvine Campus ($106.0 million) to the joint venture, the loan amounts for these properties will be deconsolidated. The company's share of this debt is now 20%, or $132.3 million, which is not included in the consolidated debt balance. In addition, upon closing of the joint venture, a ten-year, $95.0 million mortgage loan (fixed interest rate of 5.54%) was taken out on Cerritos, a joint venture property. This loan will be included in the company's consolidated debt balance because the company is the guarantor on the loan through January 4, 2009.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

# Portfolio Data

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Same Store Analysis**
(unaudited and in thousands)

| | Twelve Months Ended December 31, (1) | | | | |
|---|---|---|---|---|---|
| | **2005** | | **2004** | | **% Change** |
| **Total Same Store Portfolio** | | | | | |
| Number of properties | 9 | | 9 | | |
| Square Feet (2) | 10,396,577 | | 10,375,701 | | |
| Percent of Total Portfolio | 41.7% | | 64.8% | | |
| Weighted Average Occupancy (3) | 91.0% | | 91.7% | | |
| | | | | | |
| **GAAP** | | | | | |
| **Breakdown of Net Operating Income:** | | | | | |
| Operating Revenues | $ 261,986 | $ | 267,447 | (2.0)% | (4) |
| Operating Expenses | 84,160 | | 88,906 | (5.3)% | (5) |
| Other Expenses | 2,371 | | 2,363 | 0.3% | |
| **Net Operating Income** | **$ 175,455** | **$** | **176,178** | **(0.4)%** | |
| | | | | | |
| **CASH BASIS** | | | | | |
| **Breakdown of Net Operating Income:** | | | | | |
| Operating Revenues | $ 250,723 | $ | 257,017 | (2.4)% | (4) |
| Operating Expenses | 84,160 | | 88,906 | (5.3)% | (5) |
| Other Expenses | 1,557 | | 1,549 | 0.5% | |
| **Net Operating Income** | **$ 165,006** | **$** | **166,562** | **(0.9)%** | |

---

(1)    Properties included in same store year-to-date analysis are KPMG Tower, Gas Company Tower & 808 S. Olive Garage, Plaza Las Fuentes, Cerritos I, Cerritos II, US Bank Tower, Wells Fargo Tower, Glendale Center, and One California Plaza.
(2)    YTD property square footage increased in 2005 compared to 2004 due to BOMA '96 remeasurement. QTD property square footage increased in 2005 compared to 2004 primarily due to a change in Park Place parking square footage.
(3)    Represents weighted average occupancy for the years ended December 31, 2005 and 2004 for the same store portfolio.
(4)    Decrease primarily due to lower escalation revenue resulting from lower real estate taxes and insurance premiums.
(5)    Decrease primarily due to a reduction in real estate taxes and insurance premiums.

**Fourth Quarter 2005**

**Portfolio Overview - Square Footage**

| OFFICE PROPERTIES | RSF |
|---|---:|
| **LOS ANGELES COUNTY** | |
| **Los Angeles Central Business District Submarket** | |
| Gas Company Tower & 808 South Olive | 1,335,971 |
| US Bank Tower | 1,390,097 |
| Wells Fargo Tower | 1,382,337 |
| KPMG Tower | 1,138,850 |
| 777 Tower | 1,006,412 |
| One California Plaza | 984,318 |
| **Total Los Angeles Central Business District Submarket** | **7,237,985** |
| | |
| **Tri-Cities Submarket** | |
| Glendale Center | 382,888 |
| 801 North Brand | 280,122 |
| Plaza Las Fuentes | 189,947 |
| 700 North Central | 143,510 |
| **Total Tri-Cities Submarket** | **996,467** |
| | |
| **Santa Monica Professional and Entertainment Submarket** | |
| Lantana Media Campus | 328,042 |
| **Total Santa Monica Professional and Entertainment Submarket** | **328,042** |
| | |
| **Cerritos Office Submarket** | |
| Cerritos Corporate Center - Phase I | 221,968 |
| Cerritos Corporate Center - Phase II | 104,567 |
| **Total Cerritos Office Submarket** | **326,535** |
| | |
| **TOTAL LOS ANGELES COUNTY** | **8,889,029** |
| | |
| **ORANGE COUNTY** | |
| **John Wayne Airport Submarket** | |
| Park Place | 1,893,821 |
| Washington Mutual Irvine Campus | 414,595 |
| **Total John Wayne Airport Submarket** | **2,308,416** |
| | |
| **Costa Mesa Submarket** | |
| Pacific Arts Plaza | 785,122 |
| **Total Costa Mesa Submarket** | **785,122** |
| | |
| **TOTAL ORANGE COUNTY** | **3,093,538** |
| | |
| **SAN DIEGO COUNTY** | |
| **UTC (University Town Center)** | |
| Regents Square I & II | 310,512 |
| **Total UTC** | **310,512** |
| | |
| **Sorrento Mesa** | |
| Wateridge Plaza | 267,579 |
| San Diego Tech Center | 644,572 |
| **Total Sorrento Mesa** | **912,151** |
| | |
| **Mission Valley** | |
| Mission City Corporate Center | 190,747 |
| **Total Mission Valley** | **190,747** |
| | |
| **TOTAL SAN DIEGO COUNTY** | **1,413,410** |

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Portfolio Overview - Square Footage (continued)**

| OFFICE PROPERTIES | | RSF | |
|---|---|---|---|
| **OTHER** | | | |
| **Denver, CO - Downtown Submarket** | | | |
| Wells Fargo Center | | 1,201,380 | |
| **TOTAL OTHER** | | **1,201,380** | |
| **TOTAL OFFICE PROPERTIES** | | **14,597,357** | (1), (2) |

| RETAIL PROPERTY | | RSF |
|---|---|---|
| **John Wayne Airport Submarket** | | |
| Park Place | | 124,279 |
| **TOTAL RETAIL PROPERTY** | | **124,279** |

| HOTEL PROPERTY | Number of Rooms | SF |
|---|---|---|
| Westin Hotel, Pasadena, CA | **350** | **266,000** |
| **TOTAL HOTEL PROPERTY** | | **266,000** |

| PARKING PROPERTIES | Vehicle Capacity | SF |
|---|---|---|
| On-Site Parking | **26,107** | **7,985,784** |
| Off-Site Garages | **5,970** | **1,946,750** |
| **TOTAL PARKING PROPERTIES** | **32,077** | **9,932,534** |

| TOTAL PORTFOLIO | | **24,920,170** |
|---|---|---|

_____

(1)  Decreased from 14,652,558 square feet at September 30, 2005 primarily due to a reduction of Pacific Arts Plaza net rentable square footage located in buildings that is expected to be razed as part of the planned 400,000 square feet of new office development.

(2)  Total square footage includes 372,067 square feet of retail space located within the office properties.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Portfolio Geographic Distribution (1)**


San Diego County
10%
Other
8%
Los Angeles
Central Business District
49%
Orange County
22%
Cerritos Office
2%
Santa Monica Professional
and Entertainment
2%
Tri-Cities
7%
Los Angeles Central Business District
Orange County
Tri-Cities
San Diego County
Santa Monica Professional & Entertainment
Other
Cerritos Office

(1) Percentages are based upon rentable square feet.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Portfolio Overview - Leased Percentage and In-Place Rents**

| Property | Submarket | Square Feet | % Leased | Annualized Rent (1) | Annualized Rent $/RSF (2) |
|---|---|---|---|---|---|
| **Office Properties** | | | | | |
| Gas Company Tower | Los Angeles Central Business District | 1,335,971 | 96.8% | $ 32,774,946 | $ 25.35 |
| US Bank Tower | Los Angeles Central Business District | 1,390,097 | 83.9% | 30,251,690 | 25.94 |
| Wells Fargo Tower | Los Angeles Central Business District | 1,382,337 | 88.7% | 23,414,133 | 19.10 |
| KPMG Tower | Los Angeles Central Business District | 1,138,850 | 89.0% | 20,617,664 | 20.34 |
| 777 Tower | Los Angeles Central Business District | 1,006,412 | 91.6% | 17,658,785 | 19.16 |
| One California Plaza | Los Angeles Central Business District | 984,318 | 85.9% | 14,422,900 | 17.06 |
| **Subtotal LACBD** | | 7,237,985 | 89.3% | 139,140,118 | 21.52 |
| | | | | | |
| Glendale Center | Tri-Cities | 382,888 | 100.0% | 8,026,751 | 20.97 |
| 801 North Brand | Tri-Cities | 280,122 | 87.7% | 4,384,061 | 17.85 |
| Plaza Las Fuentes | Tri-Cities | 189,947 | 99.7% | 3,612,891 | 19.08 |
| 700 North Central | Tri-Cities | 143,510 | 80.6% | 2,014,229 | 17.42 |
| **Subtotal Tri-Cities** | | 996,467 | 93.7% | 18,037,932 | 19.32 |
| | | | | | |
| Lantana Media Campus | Santa Monica Professional & Entertainment | 328,042 | 94.6% | 9,876,734 | 31.82 |
| **Subtotal Santa Monica Professional & Entertainment** | | 328,042 | 94.6% | 9,876,734 | 31.82 |
| | | | | | |
| Cerritos - Phase I | Cerritos Office | 221,968 | 100.0% | 5,666,843 | 25.53 |
| Cerritos - Phase II | Cerritos Office | 104,567 | 100.0% | 2,141,371 | 20.48 |
| **Subtotal Cerritos** | | 326,535 | 100.0% | 7,808,214 | 23.91 |
| | | | | | |
| **Subtotal Los Angeles County** | | **8,889,029** | **90.4%** | **174,862,998** | **21.76** |
| | | | | | |
| Park Place | John Wayne Airport | 1,893,821 | 91.8% | 23,727,275 | 13.65 |
| Washington Mutual Irvine Campus | John Wayne Airport | 414,595 | 100.0% | 8,631,398 | 20.82 |
| **Subtotal John Wayne Airport** | | 2,308,416 | 93.2% | 32,358,673 | 15.03 |
| | | | | | |
| Pacific Arts Plaza | Costa Mesa | 785,122 | 89.0% | 13,540,784 | 19.37 |
| | | | | | |
| **Subtotal Orange County** | | **3,093,538** | **92.2%** | **45,899,457** | **16.10** |

22

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Portfolio Overview - Leased Percentage and In-Place Rents (continued)**

| Property | Submarket | Square Feet | % Leased | Annualized Rent (1) | Annualized Rent $/RSF (2) |
|---|---|---|---|---|---|
| **Office Properties** | | | | | |
| Regents Square I & II | UTC (University Town Center) | 310,512 | 87.9% | 6,444,577 | 23.60 |
| Wateridge Plaza | Sorrento Mesa | 267,579 | 100.0% | 4,407,156 | 16.47 |
| Mission City Corporate Center | Mission Valley | 190,747 | 93.5% | 3,766,085 | 21.11 |
| San Diego Tech Center | Sorrento Mesa | 644,572 | 97.7% | 10,557,202 | 16.77 |
| **Subtotal San Diego County** | | **1,413,410** | **95.4%** | **25,175,020** | **18.67** |
| Wells Fargo Center - Denver | Denver, CO - Downtown | 1,201,380 | 93.7% | 18,732,380 | 16.64 |
| **Subtotal Denver, CO-Downtown** | | **1,201,380** | **93.7%** | **18,732,380** | **16.64** |
| **Total/Weighted Average - Office Properties** | | **14,597,357** | **91.5%** | $ **264,669,855** | $ **19.81** |
| **Retail Property** | | | | | |
| Park Place | John Wayne Airport | 124,279 | 98.2% | 3,425,719 | 28.08 |
| **Total/Weighted Average - Retail Property** | | **124,279** | **98.2%** | $ **3,425,719** | $ **28.08** |
| **Total/Weighted Average - Office & Retail Properties** | | **14,721,636** | **91.6%** (3) | $ **268,095,574** | $ **19.88** |

**Parking Revenue Schedule**

| | | Square Feet | Vehicle Capacity | Annualized Parking Revenue (4) | Annualized Parking Revenue Per Vehicle Capacity (5) |
|---|---|---|---|---|---|
| **Total On-Site** | | **7,985,784** | **26,107** | $ **34,593,607** | $ **1,325** |
| **Total Off-Site** | | **1,946,750** | **5,970** | $ **11,363,359** | $ **1,903** |
| **Total Parking** | | **9,932,534** | **32,077** | $ **45,956,966** | $ **1,433** |

---

(1)  Annualized rent represents the annualized monthly contractual rent under existing leases as of December 31, 2005. This amount reflects total base rent before any one-time or non-recurring rent abatements but after annually recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.

(2)  Annualized rent per rentable square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(3)  Including leases signed after December 31, 2005 and pending lease transactions as of February 6, 2006, our portfolio lease percentage will increase to 92.0%, from actual leased percentage of 91.6% as of December 31, 2005.  In addition, we agreed to a non-contractual termination fee from Cingular Wireless at our Park Place campus prior to year end.  This fee represents one year's rental income in exchange for the termination of approximately 60,000 square feet (approximately 0.4% of total portfolio square feet) originally scheduled to expire in 2008.

(4)  Annualized parking revenue represents the annualized quarterly parking revenue as of December 31, 2005.

(5)  Annualized parking revenue per vehicle capacity represents the annualized parking revenue as computed above, divided by the vehicle capacity.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Portfolio Overview - Leased Rates and Weighted Average Remaining Lease Term**

| | Weighted Average Remaining Lease Term (in years) | % Leased Q4 2005 | % Leased Q3 2005 | % Leased Q2 2005 | % Leased Q1 2005 | % Leased Q4 2004 |
|---|---|---|---|---|---|---|
| Gas Company Tower | 5.0 | 96.8% | 98.6% | 98.5% | 98.5% | 98.5% |
| US Bank Tower | 4.8 | 83.9% | 83.4% | 83.6% | 84.0% | 89.1% |
| Wells Fargo Tower | 6.6 | 88.7% | 89.1% | 85.4% | 84.4% | 85.1% |
| KPMG Tower | 6.5 | 89.0% | 88.5% | 91.0% | 90.7% | 91.8% |
| 777 Tower | 6.3 | 91.6% | 92.2% | 92.2% | 90.1% | - |
| One California Plaza | 5.2 | 85.9% | 88.1% | 90.5% | 94.6% | 92.4% |
| Glendale Center | 5.0 | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| 801 North Brand | 4.5 | 87.7% | 85.3% | 83.1% | 81.2% | - |
| Plaza Las Fuentes | 8.7 | 99.7% | 99.7% | 99.7% | 99.7% | 99.7% |
| 700 North Central | 2.5 | 80.6% | 77.1% | 77.0% | 73.9% | - |
| Lantana Media Campus | 3.2 | 94.6% | 94.0% | 89.8% | 89.6% | 88.8% |
| Cerritos - Phase I | 8.8 | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Cerritos - Phase II | 5.4 | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Park Place | 4.2 | 91.8% | 94.8% | 94.9% | 95.0% | 86.0% |
| Washington Mutual Irvine Campus | 6.0 | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Pacific Arts Plaza | 5.3 | 89.0% | 86.2% | 86.1% | 85.2% | - |
| Regents Square I & II | 3.8 | 87.9% | 85.5% | 86.8% | 86.0% | - |
| Wateridge Plaza | 2.7 | 100.0% | 91.8% | 91.8% | 90.7% | - |
| Mission City Corporate Center | 4.1 | 93.5% | 92.3% | 92.2% | 86.1% | - |
| San Diego Tech Center | 3.6 | 97.7% | 94.6% | 91.7% | - | - |
| Wells Fargo Center - Denver | 6.1 | 93.7% | 87.2% | 85.2% | 83.8% | - |
| Park Place - Retail | 7.9 | 98.2% | 95.3% | 92.8% | 93.7% | 93.7% |
| **Total Portfolio** | **5.3** | **91.6%** (1) | **91.1%** | **90.7%** | **90.4%** | **91.3%** |

_____
(1)    Including leases signed after December 31, 2005 and pending lease transactions as of February 6, 2006, our portfolio lease percentage will increase to 92.0%, from actual leased percentage of 91.6% as of December 31, 2005. In addition, we agreed to a non-contractual termination fee from Cingular Wireless at our Park Place campus prior to year end.  This fee represents one year's rental income in exchange for the termination of approximately 60,000 square feet (approximately 0.4% of total portfolio square feet) originally scheduled to expire in 2008.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Major Tenants - Office Properties**

| Tenant | Number of Locations | Annualized Rent (1) | % of Total Annualized Rent | Total Leased Square Feet | % of Aggregate Leased Square Feet of Existing Portfolio | Weighted Average Remaining Lease Term in Months | S & P Credit Rating / National Recognition (2) |
|---|---|---|---|---|---|---|---|
| **Rated** | | | | | | | |
| 1 Southern California Gas Company | 1 | $ 16,807,927 | 6.3% | 576,516 | 4.3% | 70 | A |
| 2 Wells Fargo Bank | 2 | 11,580,971 | 4.3% | 706,447 | 5.2% | 83 | AA |
| 3 Washington Mutual, FA | 4 | 9,431,283 | 3.5% | 446,562 | 3.3% | 71 | A |
| 5 Sempra (Pacific Enterprises) | 1 | 8,504,539 | 3.2% | 225,756 | 1.7% | 54 | A |
| 4 New Cingular Wireless Services, Inc. | 1 | 7,808,214 | 2.9% | 326,535 | 2.4% | 92 | A |
| 6 Los Angeles Unified School District | 1 | 5,476,897 | 2.0% | 260,498 | 1.9% | 6 | AAA |
| 7 ConAgra, Inc. | 1 | 5,411,330 | 2.0% | 393,317 | 2.9% | 56 | BBB+ |
| 8 Bank of America | 2 | 4,332,732 | 1.6% | 199,978 | 1.5% | 67 | AA |
| 9 US Bank, National Association | 1 | 3,437,099 | 1.3% | 154,872 | 1.1% | 114 | AA- |
| 10 Disney Enterprises | 1 | 3,085,885 | 1.2% | 156,215 | 1.2% | 66 | A- |
| Total Rated / Weighted Average (3) | | 75,876,877 | 28.3% | 3,446,696 | 25.5% | 69 | |
| ***Total Investment Grade Tenants*** | | ***124,459,273*** | ***47.4%*** | ***6,249,153*** | ***47.4%*** | | |
| **Unrated - Nationally Recognized** | | | | | | | |
| 11 Latham & Watkins | 2 | $ 9,723,372 | 3.5% | 361,524 | 2.7% | 60 | 3rd Largest US Law Firm |
| 12 Gibson Dunn & Crutcher | 1 | 6,103,475 | 2.3% | 268,268 | 2.0% | 143 | 18th Largest US Law Firm |
| 13 Morrison & Foerster | 1 | 5,329,600 | 2.0% | 192,775 | 1.4% | 70 | 24th Largest US Law Firm |
| 14 Jones, Day, Reavis & Pogue | 1 | 4,982,380 | 1.9% | 152,166 | 1.1% | 10 | 4th Largest US Law Firm |
| 15 Munger Tolles & Olson | 1 | 3,961,089 | 1.5% | 186,890 | 1.4% | 194 | 131st Largest US Law Firm |
| 16 Bingham McCutchen | 2 | 3,672,579 | 1.4% | 182,393 | 1.4% | 50 | 26th Largest US Law Firm |
| 17 KPMG | 1 | 2,965,080 | 1.1% | 175,525 | 1.3% | 102 | 4th Largest US Accounting Firm |
| 19 Skadden, Arps, Slate, Meagher & Flom | 1 | 2,415,376 | 0.9% | 152,576 | 1.1% | 71 | Largest US Law Firm |
| 18 Sidley Austin Brown & Wood | 1 | 2,408,376 | 0.9% | 147,237 | 1.1% | 36 | 5th Largest US Law Firm |
| 20 Kirkland & Ellis | 1 | 2,135,353 | 0.8% | 106,523 | 0.8% | 50 | 9th Largest US Law Firm |
| Total Unrated / Weighted Average (3) | | 43,696,680 | 16.3% | 1,925,877 | 14.3% | 83 | |
| ***Total Nationally Recognized Tenants*** | | ***66,449,342*** | ***23.8%*** | ***3,212,505*** | ***22.7%*** | | |
| Total / Weighted Average (3) | | $ 119,573,557 | 44.6% | 5,372,573 | 39.8% | 74 | |
| ***Total Investment Grade or Nationally Recognized Tenants*** | | ***$ 190,908,615*** | ***71.2%*** | ***9,461,658*** | ***70.1%*** | | |

(1)   Annualized base rent is calculated as monthly contractual base rent under existing leases as of December 31, 2005, multiplied by 12; for those leases where rent has not yet commenced, the first month in which rent is to be received is used to determine annualized base rent.
(2)   S&P credit ratings are as of December 31, 2005, and rankings of law firms are based on total gross revenue in 2004 as reported by American Lawyer Media's LAW.com.
(3)   The weighted average calculation is based on the net rentable square feet leased by each tenant.

Table of Contents

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Portfolio Tenant Classification Description (1), (2)**


Manufacturing
5%
Educational Services
2%
Accomodation and Food Services
2%
Real Estate and Rental and Leasing
1%
All Other Services
6%
Utilities
7%
Finance and Insurance
33%
Professional, Scientific and Technical Services (except Legal Services)
8%
Information
12%
Legal Services
24%
Finance and Insurance
Legal Services
Information
Professional, Scientific and Technical Services (except Legal Services)
Utilities
All Other Services
Manufacturing
Educational Services
Accomodation and Food Services
Real Estate and Rental and Leasing

(1) Percentages are based upon leased square feet.
(2) Classifications are based on the 'North American Industrial Classification System' (NAICS).

26

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Lease Expirations - Total Portfolio**

| Year | Total Area in Square Feet Covered by Expiring Leases | Percentage of Aggregate Square Feet | | Annualized Rent | Percentage of Gross Annualized Rent | | Current Rent per Square Foot (1) | | Rent per Square Foot at Expiration (2) |
|---|---|---|---|---|---|---|---|---|---|
| Available | 1,237,998 | 8.4% | | | | | | | |
| 2006 | 1,264,083 | 8.6% | $ | 25,979,523 | 9.7% | $ | 20.55 | $ | 20.63 |
| 2007 | 930,134 | 6.3% | | 19,058,952 | 7.1% | | 20.49 | | 21.01 |
| 2008 | 1,188,794 | 8.1% | | 21,064,408 | 7.9% | | 17.72 | | 20.05 |
| 2009 | 1,447,293 | 9.8% | | 30,034,624 | 11.2% | | 20.75 | | 22.23 |
| 2010 | 2,025,202 | 13.8% | | 40,064,176 | 15.0% | | 19.78 | | 22.00 |
| 2011 | 1,932,019 | 13.1% | | 41,075,739 | 15.3% | | 21.26 | | 25.49 |
| 2012 | 633,133 | 4.3% | | 11,525,784 | 4.3% | | 18.20 | | 21.40 |
| 2013 | 1,756,147 | 11.9% | | 33,290,471 | 12.4% | | 18.96 | | 20.67 |
| 2014 | 941,284 | 6.4% | | 16,676,943 | 6.2% | | 17.72 | | 23.92 |
| 2015 | 487,469 | 3.3% | | 11,075,015 | 4.1% | | 22.72 | | 27.47 |
| Thereafter | 878,080 | 6.0% | | 18,249,939 | 6.8% | | 20.78 | | 22.78 |
| **Total** | **14,721,636** | **100.0%** | **$** | **268,095,574** | **100.0%** | **$** | **19.88** | **$** | **22.47** |
| | | | | | | | | | |
| **Leases Expiring in the Next 4 Quarters:** | | | | | | | | | |
| 1st Quarter 2006 | 274,345 | 1.9% | $ | 4,820,291 | 1.8% | $ | 17.57 | $ | 17.70 |
| 2nd Quarter 2006 (3) | 541,441 | 3.7% | | 10,617,475 | 4.0% | | 19.61 | | 19.62 |
| 3rd Quarter 2006 | 98,881 | 0.7% | | 2,153,702 | 0.8% | | 21.78 | | 21.78 |
| 4th Quarter 2006 | 349,416 | 2.3% | | 8,388,055 | 3.1% | | 24.01 | | 24.18 |
| **Total** | 1,264,083 | 8.6% | $ | 25,979,523 | 9.7% | $ | 20.55 | $ | 20.63 |

_____

(1)     Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)     Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3)     Includes tenants leasing on a month-to-month basis.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Lease Expirations - Los Angeles County**

| Year | Total Area in Square Feet Covered by Expiring Leases | Percentage of Aggregate Square Feet | | Annualized Rent | Percentage of Gross Annualized Rent | | Current Rent per Square Foot (1) | | Rent per Square Foot at Expiration (2) |
|---|---|---|---|---|---|---|---|---|---|
| Available | 852,980 | 9.6% | | | | | | | |
| 2006 | 956,841 | 10.8% | $ | 20,081,459 | 11.5% | $ | 20.99 | $ | 21.00 |
| 2007 | 526,747 | 5.9% | | 11,698,485 | 6.8% | | 22.21 | | 22.75 |
| 2008 | 637,202 | 7.2% | | 11,781,641 | 6.7% | | 18.49 | | 19.11 |
| 2009 | 521,729 | 5.9% | | 12,882,175 | 7.4% | | 24.69 | | 25.22 |
| 2010 | 792,665 | 8.9% | | 20,882,449 | 11.9% | | 26.34 | | 27.42 |
| 2011 | 1,341,718 | 15.1% | | 30,789,688 | 17.6% | | 22.95 | | 27.59 |
| 2012 | 356,172 | 4.0% | | 7,042,134 | 4.0% | | 19.77 | | 23.61 |
| 2013 | 1,123,865 | 12.6% | | 22,308,991 | 12.7% | | 19.85 | | 21.62 |
| 2014 | 544,562 | 6.1% | | 10,846,986 | 6.2% | | 19.92 | | 25.96 |
| 2015 | 425,572 | 4.8% | | 9,800,086 | 5.6% | | 23.03 | | 28.55 |
| Thereafter | 808,976 | 9.1% | | 16,748,904 | 9.6% | | 20.70 | | 22.59 |
| **Total** | **8,889,029** | **100.0%** | $ | **174,862,998** | **100.0%** | $ | **21.76** | $ | **24.15** |
| **Leases Expiring in the Next 4 Quarters:** | | | | | | | | | |
| 1st Quarter 2006 | 174,048 | 2.0% | $ | 2,794,189 | 1.6% | $ | 16.05 | $ | 16.05 |
| 2nd Quarter 2006 (3) | 501,297 | 5.6% | | 9,902,481 | 5.7% | | 19.75 | | 19.77 |
| 3rd Quarter 2006 | 24,064 | 0.3% | | 749,322 | 0.4% | | 31.14 | | 31.14 |
| 4th Quarter 2006 | 257,432 | 2.9% | | 6,635,467 | 3.8% | | 25.78 | | 25.78 |
| **Total** | **956,841** | **10.8%** | $ | **20,081,459** | **11.5%** | $ | **20.99** | $ | **21.00** |

———————
(1)     Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)     Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3)     Includes tenants leasing on a month-to-month basis.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Lease Expirations - Orange County**

| Year | Total Area in Square Feet Covered by Expiring Leases | Percentage of Aggregate Square Feet | | Annualized Rent | Percentage of Gross Annualized Rent | | Current Rent per Square Foot (1) | | Rent per Square Foot at Expiration (2) |
|---|---|---|---|---|---|---|---|---|---|
| Available | 244,436 | 7.6% | | | | | | | |
| 2006 | 148,896 | 4.6% | $ | 2,579,406 | 5.2% | $ | 17.32 | $ | 17.32 |
| 2007 | 180,049 | 5.6% | | 3,331,725 | 6.7% | | 18.50 | | 18.89 |
| 2008 | 254,753 | 7.9% | | 4,120,418 | 8.4% | | 16.17 | | 16.94 |
| 2009 | 388,480 | 12.1% | | 7,537,277 | 15.3% | | 19.40 | | 21.58 |
| 2010 | 896,876 | 27.9% | | 12,338,603 | 25.0% | | 13.76 | | 16.29 |
| 2011 | 455,867 | 14.2% | | 7,623,944 | 15.5% | | 16.72 | | 20.61 |
| 2012 | 190,369 | 5.9% | | 3,003,054 | 6.1% | | 15.77 | | 19.11 |
| 2013 | 228,011 | 7.1% | | 3,994,823 | 8.1% | | 17.52 | | 20.91 |
| 2014 | 145,158 | 4.5% | | 2,964,584 | 6.0% | | 20.42 | | 25.70 |
| 2015 | 28,920 | 0.9% | | 594,158 | 1.2% | | 20.54 | | 11.05 |
| Thereafter | 56,002 | 1.7% | | 1,237,184 | 2.5% | | 22.09 | | 23.89 |
| **Total** | **3,217,817** | **100.0%** | $ | **49,325,176** | **100.0%** | $ | **16.59** | $ | **19.20** |
| | | | | | | | | | |
| **Leases Expiring in the Next 4 Quarters:** | | | | | | | | | |
| 1st Quarter 2006 | 66,529 | 2.1% | $ | 1,166,955 | 2.4% | $ | 17.54 | $ | 17.54 |
| 2nd Quarter 2006 (3) | 10,438 | 0.3% | | 154,647 | 0.3% | | 14.82 | | 14.82 |
| 3rd Quarter 2006 | 65,295 | 2.0% | | 1,185,825 | 2.4% | | 18.16 | | 18.16 |
| 4th Quarter 2006 | 6,634 | 0.2% | | 71,979 | 0.1% | | 10.85 | | 10.85 |
| **Total** | **148,896** | **4.6%** | $ | **2,579,406** | **5.2%** | $ | **17.32** | $ | **17.32** |

_____

(1)    Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)    Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)    Includes tenants leasing on a month-to-month basis.

29

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Lease Expirations - San Diego County**

| Year | Total Area in Square Feet Covered by Expiring Leases | Percentage of Aggregate Square Feet | Annualized Rent | Percentage of Gross Annualized Rent | Current Rent per Square Foot (1) | Rent per Square Foot at Expiration (2) |
|---|---|---|---|---|---|---|
| Available | 64,766 | 4.6% | | | | |
| 2006 | 125,670 | 8.9% | $ 2,518,142 | 10.0% | $ 20.04 | $ 20.50 |
| 2007 | 123,673 | 8.7% | 2,446,568 | 9.7% | 19.78 | 20.82 |
| 2008 | 280,658 | 19.9% | 4,886,362 | 19.4% | 17.41 | 25.11 |
| 2009 | 456,011 | 32.3% | 8,146,098 | 32.4% | 17.86 | 19.92 |
| 2010 | 170,847 | 12.1% | 3,101,726 | 12.3% | 18.15 | 23.20 |
| 2011 | 108,313 | 7.7% | 2,327,539 | 9.2% | 21.49 | 26.20 |
| 2012 | - | 0.0% | 13,498 | 0.1% | - | - |
| 2013 | 47,049 | 3.3% | 921,678 | 3.7% | 19.59 | 24.18 |
| 2014 | - | 0.0% | - | 0.0% | - | - |
| 2015 | 23,321 | 1.6% | 549,558 | 2.2% | 23.56 | 32.08 |
| Thereafter | 13,102 | 0.9% | 263,851 | 1.0% | 20.14 | 29.74 |
| **Total** | **1,413,410** | **100.0%** | **$ 25,175,020** | **100.0%** | **$ 18.67** | **$ 22.54** |
| **Leases Expiring in the Next 4 Quarters:** | | | | | | |
| 1st Quarter 2006 | 10,277 | 0.7% | $ 202,436 | 0.8% | $ 19.70 | $ 19.70 |
| 2nd Quarter 2006 (3) | 22,351 | 1.6% | 444,209 | 1.7% | 19.87 | 19.87 |
| 3rd Quarter 2006 | 9,522 | 0.7% | 218,555 | 0.9% | 22.95 | 22.95 |
| 4th Quarter 2006 | 83,520 | 5.9% | 1,652,942 | 6.6% | 19.79 | 20.49 |
| **Total** | **125,670** | **8.9%** | **$ 2,518,142** | **10.0%** | **$ 20.04** | **$ 20.50** |

_____

(1)    Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)    Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)    Includes tenants leasing on a month-to-month basis.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Leasing Activity - Total Portfolio**

| | For the Three Months Ended December 31, 2005 | % Leased |
|---|---|---|
| **Leased Square Feet as of September 30, 2005 (1)** | 13,464,786 | 91.5% |
| Expirations | (321,013) | (2.2)% |
| New Leases | 278,083 | 1.9% |
| Renewals | 61,782 | 0.4% |
| **Leased Square Feet as of December 31, 2005** | **13,483,638** | **91.6%** |
| | | |
| **Cash Rent Growth (2), (3)** | | |
| Expiring Rate per Square Foot | $ 19.62 | |
| New / Renewed Rate per Square Foot | $ 20.41 | |
| Percentage Change | 4.0% | |
| | | |
| **GAAP Rent Growth (3), (4)** | | |
| Expiring Rate per Square Foot | $ 18.68 | |
| New / Renewed Rate per Square Foot | 22.26 | |
| Percentage Change | 19.1% | |
| | | |
| **Weighted Average Lease Term - New (in months)** | 64 | |
| **Weighted Average Lease Term - Renewal (in months)** | 34 | |

(1) Includes the reduction of 58,586 square feet of vacant space at Pacific Arts Plaza that is expected to be razed as part of the planned 400,000 square feet of new office development.
(2) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.
(3) For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.
(4) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

31

Table of Contents

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Leasing Activity - Los Angeles Central Business District**

| | For the Three Months Ended December 31, 2005 | % Leased |
|---|---|---|
| **Leased Square Feet as of September 30, 2005, Los Angeles Central Business District** | 6,510,483 | 90.0% |
| Expirations | (127,872) | (1.8)% |
| New Leases | 67,309 | 0.9% |
| Renewals | 15,755 | 0.2% |
| **Leased Square Feet as of December 31, 2005, Los Angeles Central Business District** | **6,465,675** | **89.3%** |
| | | |
| **Cash Rent Growth (1), (3)** | | |
| Expiring Rate per Square Foot | $ | 17.17 |
| New / Renewed Rate per Square Foot | $ | 18.74 |
| Percentage Change | | 9.1% |
| | | |
| **GAAP Rent Growth (2), (3)** | | |
| Expiring Rate per Square Foot | $ | 16.35 |
| New / Renewed Rate per Square Foot | $ | 21.30 |
| Percentage Change | | 30.2% |
| | | |
| **Weighted Average Lease Term - New  (in months)** | | 33 |
| **Weighted Average Lease Term - Renewal  (in months)** | | 22 |

(1)     Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
        Excludes new and renewed leases for spaces with more than six months of downtime.
(2)     Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.
(3)     For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Leasing Activity - Orange County**

| | For the Three Months Ended December 31, 2005 | % Leased |
|---|---|---|
| **Leased Square Feet as of September 30, 2005, Orange County (1)** | 3,054,972 | 95.0% |
| Expirations | (105,955) | (3.3)% |
| New Leases | 14,381 | 0.4% |
| Renewals | 9,983 | 0.3% |
| **Leased Square Feet as of December 31, 2005, Orange County** | **2,973,381** | **92.4%** |
| | | |
| **Cash Rent Growth (2), (3)** | | |
| Expiring Rate per Square Foot | $ | 14.47 |
| New / Renewed Rate per Square Foot | $ | 13.12 |
| Percentage Change | | (9.3)% |
| | | |
| **GAAP Rent Growth (3), (4)** | | |
| Expiring Rate per Square Foot | $ | 14.42 |
| New / Renewed Rate per Square Foot | $ | 13.55 |
| Percentage Change | | (6.0)% |
| | | |
| **Weighted Average Lease Term - New (in months)** | | 75 |
| **Weighted Average Lease Term - Renewal (in months)** | | 56 |

_____

(1)  Includes the reduction of 58,586 square feet of vacant space at Pacific Arts Plaza that is expected to be razed as part of the planned 400,000 square feet of new office development.

(2)  Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.

(3)  For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

(4)  Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Leasing Activity - San Diego County**

| | For the<br>Three Months Ended<br>December 31, 2005 | % Leased |
|---|---|---|
| **Leased Square Feet as of September 30, 2005, San Diego County** | 1,295,910 | 91.8% |
| Expirations | (65,354) | (4.6)% |
| New Leases | 93,800 | 6.6% |
| Renewals | 24,288 | 1.6% |
| **Leased Square Feet as of December 31, 2005, San Diego County** | **1,348,644** | **95.4%** |
| | | |
| **Cash Rent Growth (1), (3)** | | |
| Expiring Rate per Square Foot | $ | 21.39 |
| New / Renewed Rate per Square Foot | $ | 22.46 |
| Percentage Change | | 5.0% |
| | | |
| **GAAP Rent Growth (2), (3)** | | |
| Expiring Rate per Square Foot | $ | 20.67 |
| New / Renewed Rate per Square Foot | $ | 24.37 |
| Percentage Change | | 17.9% |
| | | |
| **Weighted Average Lease Term - New  (in months)** | | 68 |
| **Weighted Average Lease Term - Renewal  (in months)** | | 37 |

(1)     Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
          Excludes new and renewed leases for spaces with more than six months of downtime.
(2)     Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.
(3)     For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Tenant Improvements and Leasing Commissions (1), (2), (3)**

| | Q4 2005 | Q3 2005 | Q2 2005 | Q1 2005 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| **Renewals** (4) | | | | | | | |
| Number of Leases | 15 | 28 | 23 | 1 | 67 | 29 | 14 |
| Square Feet | 61,782 | 354,540 | 300,624 | 23,429 | 740,375 | 296,203 | 120,022 |
| Tenant Improvement Costs per Square Foot (3) | $ 3.94 | $ 7.90 | $ 14.09 | $ 44.69 | $ 11.25 | $ 15.49 | $ 30.66 |
| Leasing Commission Costs per Square Foot (5) | $ 1.82 | $ 4.16 | $ 2.88 | $ 10.32 | $ 3.64 | $ 5.98 | $ 2.36 |
| Total Tenant Improvements and Leasing Commissions | | | | | | | |
| Costs per Square Foot | $ 5.76 | $ 12.06 | $ 16.97 | $ 55.01 | $ 14.89 | $ 21.47 | $ 33.02 |
| Costs per Square Foot per Year | $ 2.01 | $ 2.34 | $ 5.50 | $ 5.32 | $ 3.46 | $ 4.31 | $ 6.24 |
| **New / Modified Leases** (6) | | | | | | | |
| Number of Leases | 39 | 38 | 36 | 25 | 138 | 48 | 36 |
| Square Feet | 272,399 | 339,912 | 211,746 | 223,577 | 1,047,634 | 453,301 | 851,316 |
| Tenant Improvement Costs per Square Foot (3) | $ 19.69 | $ 26.15 | $ 21.59 | $ 35.97 | $ 24.29 | $ 36.28 | $ 48.26 |
| Leasing Commission Costs per Square Foot (5) | $ 4.62 | $ 4.96 | $ 5.54 | $ 8.13 | $ 5.41 | $ 9.28 | $ 4.78 |
| Total Tenant Improvements and Leasing Commissions | | | | | | | |
| Costs per Square Foot | $ 24.31 | $ 31.11 | $ 27.13 | $ 44.10 | $ 29.70 | $ 45.56 | $ 53.04 |
| Costs per Square Foot per Year | $ 4.44 | $ 5.05 | $ 4.44 | $ 5.91 | $ 4.78 | $ 4.26 | $ 7.95 |
| **Total** | | | | | | | |
| Number of Leases | 54 | 66 | 59 | 26 | 205 | 77 | 50 |
| Square Feet | 334,181 | 694,452 | 512,370 | 247,006 | 1,788,009 | 749,504 | 971,338 |
| Tenant Improvement Costs per Square Foot (3) | $ 16.78 | $ 16.83 | $ 17.19 | $ 36.80 | $ 18.89 | $ 28.06 | $ 46.09 |
| Leasing Commission Costs per Square Foot (5) | $ 4.10 | $ 4.55 | $ 3.98 | $ 8.34 | $ 4.68 | $ 7.97 | $ 4.48 |
| Total Tenant Improvements and Leasing Commissions | | | | | | | |
| Costs per Square Foot | $ 20.88 | $ 21.38 | $ 21.17 | $ 45.14 | $ 23.57 | $ 36.03 | $ 50.57 |
| Costs per Square Foot per Year | $ 4.29 | $ 3.80 | $ 4.87 | $ 5.84 | $ 4.36 | $ 4.20 | $ 7.77 |

_____

(1) Based on leases executed during the period. Excludes leases to related parties, short-term leases less than six months, and build out costs for raw space.
(2) Tenant Improvements and Leasing Commission information for One California Plaza, Park Place I, Park Place II, Lantana Media Campus, CommonWealth Properties portfolio acquisition, and San Diego Tech Center assets are included from the dates of acquisition which are November 6, 2003, April 14, 2004, July 23, 2004, December 16, 2004, March 15, 2005, and April 6, 2005, respectively.
(3) Tenant Improvements include improvements and lease concessions.
(4) Does not include retained tenants that have relocated to new space or expanded into new space.
(5) Leasing commission costs exclude any commission paid to related parties.
(6) Includes retained tenants that have relocated or expanded into new space and lease modifications.

35

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Historical Capital Expenditures**

**Office Properties (1), (2), (3) ,(4), (5,) (6), (7)**

|  | Q4 2005 | Q3 2005 | Q2 2005 | Q1 2005 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| Non-recoverable Capital Expenditures (11) | $ 1,166,488 | $ 988,888 | $ 418,826 | $ 306,942 | $ 2,881,144 | $ 1,046,178 | $ 151,512 |
| Total Square Feet (8), (9) | 13,980,506 | 14,035,707 | 13,384,203 | 9,145,247 | 50,545,663 | 6,783,532 | 5,783,068 |
| Non-recoverable Capital Expenditures per Square Foot | $ 0.08 | $ 0.07 | $ 0.03 | $ 0.03 | $ 0.06 | $ 0.15 | $ 0.03 |
| | | | | | | | |
| Recoverable Capital Expenditures (10) | $ 599,384 | $ 353,071 | $ 400,415 | $ 707,185 | $ 2,060,054 | $ 3,009,186 | $ 1,956,984 |
| Total Square Feet (8), (9) | 13,980,506 | 14,035,707 | 13,384,203 | 9,145,247 | 50,545,663 | 6,783,532 | 5,783,068 |
| Recoverable Capital Expenditures per Square Foot | $ 0.04 | $ 0.03 | $ 0.03 | $ 0.08 | $ 0.04 | $ 0.44 | $ 0.34 |

_____

(1)     Historical capital expenditures for each period shown reflect properties owned for the entire period. For properties acquired during each period, the capital expenditures will be reflected in the following full period of ownership. For properties sold during each period, the capital expenditures will be excluded for that period. Any capital expenditures incurred for acquisition or disposition properties during the period of acquisition or disposition will be footnoted separately.

(2)     One California Plaza was acquired November 6, 2003 and had no recoverable or non-recoverable capital expenditures in 2003 following its acquisition.

(3)     Park Place I was acquired April 14, 2004 and had non-recoverable capital expenditures of $65,183 and no recoverable capital expenditures in 2004, following its acquisition.

(4)     Park Place II was acquired July 23, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(5)     Lantana was acquired December 16, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(6)     The CommonWealth Properties assets were acquired March 15, 2005 and had no recoverable or non-recoverable capital expenditures in Q1 2005 following their acquisition.

(7)     San Diego Tech Center was acquired April 6, 2005 and had no recoverable or non-recoverable capital expenditures in Q2 2005 following its acquisition.

(8)     The square footages of Cerritos Corporate Center Phases I and II and Washington Mutual Irvine Campus are deducted from the total square feet amount as the tenant pays for all capital expenditure activities. The variance in total square footage between periods presented is attributable to remeasurement of building areas.

(9)     Total square feet in Q2 2005 excludes 271,822 square feet for Austin Research Park and 491,623 square feet for One Renaissance Square which were sold on June 16, 2005 and June 29, 2005, respectively. These properties were part of the CommonWealth Properties portfolio acquisition on March 15, 2005. Both properties had no capital expenditures during Q2 2005 prior to disposition.

(10)     Recoverable capital improvements, such as equipment upgrades, are generally financed through a capital lease. The annual amortization, based on each asset's useful life, as well as any financing costs, are generally billed to tenants on an annual basis as payments are made. The amounts presented represent the total value of the improvements in the year they are made.

(11)     Non-recoverable capital expenditures in Q4 2005 exclude $2.2 million of renovation costs at the Lantana Media Campus.

36

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Hotel Performance**

| Westin Hotel, Pasadena, CA (1) | Q4 2005 | Q4 2004 | Percent Change | YTD December 31, 2005 | YTD December 31, 2004 | Percent Change |
|---|---|---|---|---|---|---|
| Occupancy | 76.4% | 78.3% | (2.4)% | 81.2% | 74.0% | 9.8% |
| Average Daily Rate | $ 165.74 | $ 147.95 | 12.0% | $ 155.89 | $ 142.00 | 9.8% |
| Revenue Per Available Room (REVPAR) | $ 126.63 | $ 115.82 | 9.3% | $ 126.61 | $ 105.03 | 20.5% |
| Hotel Net Operating Income (2) | $ 2,190,835 | $ 1,895,412 | 15.6% | $ 7,838,248 | $ 5,657,958 | 38.5% |

**Hotel Historical Capital Expenditures**

| Westin Hotel, Pasadena, CA (1) | Q4 2005 | Q3 2005 | Q2 2005 | Q1 2005 | 2005 | For the Year Ended December 31, 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| Hotel Improvements and Equipment Replacements | $ 11,816 | $ 187,934 | $ 98,199 | $ 15,062 | $ 313,011 | $ 20,436 | $ 440,341 |
| Total Hotel Revenue | $ 6,527,427 | $ 5,831,812 | $ 5,762,901 | $ 5,915,285 | $ 24,037,425 | $ 20,518,964 | 18,449,302 |
| Hotel Improvements as a Percentage of Hotel Revenue | 0.2% | 3.2% | 1.7% | 0.3% | 1.3% | 0.1% | 2.4% |
| Renovation and Upgrade Costs (3) | $ 253,655 | $ 1,813,759 | $ 892,809 | $ 501,557 | $ 3,461,780 | $ 7,037,822 | $ 953,257 |

_____

(1) The Westin Hotel operated under a Doubletree flag until it was rebranded on December 20, 2002.

(2) Includes air space lease expense of $89,739 per quarter and excludes hotel capital expenditures reserve.

(3) The Westin Hotel underwent a $12.2 million renovation from December 2002 through August 2005 of which $3.5 million has been funded by Westin.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Development Pipeline**

| | | | | As of December 31, 2005 | |
|---|---|---|---|---|---|
| **Property** | **Location** | **Percentage Pre-Leased** | **Acreage** | **Developed / Developable Square Feet (1)** | **Type of Planned Development** |
| Park Place - Residential | Irvine, CA | N/A | N/A | 1,700,000 | Residential |
| Park Place - Office, Retail & Hotel | Irvine, CA | N/A | N/A | 1,360,000 | Office, Retail & Hotel |
| San Diego Tech Center | San Diego, CA | N/A | N/A | 1,200,000 | Office |
| 755 Figueroa | Los Angeles, CA | N/A | 1.3 | 840,000 | Office |
| Park Place - 3161 Michelson | Irvine, CA | 47% | N/A | 575,000 | Office |
| Pacific Arts Plaza (2) | Costa Mesa, CA | N/A | 2.6 | 400,000 | Office |
| Glendale Center - Phase II | Glendale, CA | N/A | 2.0 | 400,000 | Office & Retail |
| Lantana Media Campus | Santa Monica, CA | N/A | N/A | 194,000 | Office |
| 200 Burchett | Glendale, CA | N/A | 0.8 | 187,000 | Office |
| Wateridge Plaza | Sorrento Mesa, CA | N/A | N/A | 170,000 | Office |
| Washington Mutual Irvine Campus | Irvine, CA | N/A | 3.6 | 145,000 | Office |
| Mission City Corporate Center | San Diego, CA | N/A | N/A | 102,000 | Office |
| **Total Net Rentable Area** | | | | **7,273,000** | |
| Park Place - Structured Parking | Irvine, CA | N/A | N/A | 3,575,000 | Parking |
| **Total** | | | | **10,848,000** | |

(1)    The square feet numbers presented represent the office, retail, residential and parking footages that the Company estimates can be developed on the referenced property.

(2)    The Company is in discussions with the city of Costa Mesa for the potential development of 175 residential units totaling approximately 300,000 square feet at Pacifica Arts Plaza. This development would be in addition to the 400,000 square feet of office entitlements.

Table of Contents

# Maguire Properties, Inc.
# Fourth Quarter 2005

## Option Properties (1)

| Property | Location | Percentage Leased | Acreage | Developed / Developable Square Feet (As of December 31, 2005) | | Status |
|---|---|---|---|---|---|---|
| 1733 Ocean Avenue | Santa Monica, CA | 87% | N/A | 91,398 | | Complete |
| Western Asset Plaza | Pasadena, CA | 94% | N/A | 256,987 | | Complete |
| Water's Edge I (2) | Los Angeles, CA | 100% | N/A | 245,530 | | Complete |
| Water's Edge II (2) | Los Angeles, CA | N/A | 2.0 | 130,000 | (3) | Undeveloped |
| | | **Total Option Properties** | | **723,915** | | |

(1) We hold options at various terms for these properties.
(2) We hold an option on a one-eighth partnership interest in these two properties.
(3) The amount shown represents the Company's estimate of the square footage that can be developed.

39

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Management Statements on Non-GAAP Supplemental Measures**

**Funds from Operations:**

We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (including capitalized leasing expenses, tenant allowances or improvements and excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization, gains (or losses) from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other equity REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

**Management Statements on Non-GAAP Supplemental Measures (continued)**

**Adjusted Funds from Operations:**

We calculate adjusted funds from operations, or AFFO, by adding to or subtracting from FFO (i) non-cash operating revenues and expenses, (ii) capitalized operating expenditures such as leasing payroll and interest expense, (iii) recurring and non-recurring capital expenditures required to maintain and re-tenant our properties, (iv) regular principal payments required to service our debt and (v) 2nd Generation tenant improvement and leasing commissions. Management uses AFFO as a supplemental liquidity measure because, when compared year over year, it assesses our ability to fund our dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the liquidity of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs.

However, because AFFO may exclude certain non-recurring capital expenditures and leasing costs, the utility of AFFO as a measure of our liquidity is limited. Additionally, other equity REITs may not calculate AFFO in a consistent manner, accordingly, our AFFO may not be comparable to such other equity REITs' AFFO. AFFO should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.

**EBITDA:**

We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, is a useful supplemental performance measure. Management uses EBITDA as an indicator of our ability to incur and service debt. We believe EBITDA is an appropriate supplemental measure for such purposes, because the amounts spent on interest are, by definition, available to pay interest, income tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up, and depreciation and amortization are non-cash charges. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs. However, because EBITDA is calculated before recurring cash charges including interest expense and income taxes, and is not adjusted for capital expenditures or other recurring cash requirements of our business, its utility as a measure of our liquidity is limited. Accordingly, EBITDA should not be considered an alternative to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance. Other equity REITs may calculate EBITDA differently than we do; accordingly, our EBITDA may not comparable to such other REITs' EBITDA.

Management also uses EBITDA before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold and (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

**Maguire Properties, Inc.**
**Fourth Quarter 2005**

**Management Statements on Non-GAAP Supplemental Measures (continued)**

<u>**Coverage Ratios:**</u>

We present interest and fixed charge coverage ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from EBITDA, their utility is limited by the same factors that limit the usefulness of EBITDA as a liquidity measure. Accordingly, our interest coverage ratio should not be considered as an alternative to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.